RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated January 31, 2012 To the Product Prospectus Supplement ERN-ETF-1 Dated February 16, 2011, Prospectus Supplement Dated January 28, 2011, and Prospectus Dated January 28, 2011	$505,000 Buffered Bullish Enhanced Return Notes Linked to the SPDR® S&P Midcap 400® ETF Trust Due August 5, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008TK94. The Notes provide a 200% leveraged return if the share price of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of 118.50% of the principal amount of the Notes. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 10%. Any payments on the Notes are subject to our credit risk.

Issue Date: February 3, 2012

Maturity Date: August 5, 2013

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011, and “Selected Risk Considerations” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$505,000.00
Underwriting discounts and commissions	0.00%	$-
Proceeds to Royal Bank of Canada	100.00%	$505,000.00

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, did not receive a commission in connection with the sale of the Notes. The price of the Notes included a profit of approximately $10.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	SPDR® S&P MidCap 400® ETF Trust

Bloomberg Ticker:	MDY

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	January 31, 2012

Issue Date:	February 3, 2012

CUSIP:	78008TK94

Valuation Date:	July 31, 2013

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.     Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
2.     Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -10%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	$170.00

Final Level:	The closing share price of the Reference Asset on the Valuation Date.

Leverage Factor:	200% (subject to the Maximum Redemption Amount)

Maximum Redemption Amount:	118.50% multiplied by the principal amount

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

Buffer Percentage:	10%

Buffer Level:	153.00 (90% of the Initial Level, rounded to two decimal places)

Maturity Date:	August 5, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement dated February 16, 2011.

Term:	Eighteen (18) months.

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 10%.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the share price of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), a Leverage Factor of 200%, and the Maximum Redemption Amount of 118.50% of the principal amount, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5% x 200%) = $1,000 + $100.00 = $1,100.00

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,100.00, a 10.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	30%

	Payment at Maturity:	$1,000 + ($1,000 x 30% x 200%) = $1,000 + $600.00 = $1,600.00 however, the Maximum Redemption Amount is $1,185.00

	On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,185.00, an 18.50% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% +10%)] = $1,000 -$100.00 = $900

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the applicable Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the share price of the Reference Asset.  You will lose one percent of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than 10%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have.

•
The Inclusion in the Purchase Price of the Notes of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by its sponsor, PDR Services LLC (“PDR”). We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by the Reference Asset under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 936958 through the SEC’s website at http://www.sec.gov. Additional information about PDR and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR website at http://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400 Index (the “Underlying Index”). To maintain the correspondence between the composition and weightings of stocks held by the Reference Asset and component stocks of the Underlying Index, the Reference Asset trust adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset will invest in all of the securities which comprise the Underlying Index.

The Underlying Index

All disclosures contained in this terms supplement regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”). S&P, which owns the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P discontinuing publication of the Underlying Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Underlying Index on a Valuation Date.” Neither we nor RBC Capital Markets, LLC accepts any responsibility for the calculation, maintenance or publication of the Underlying Index or any successor index.

The Underlying Index is intended to provide a benchmark for the performance of publicly traded mid-sized U.S. companies and represents approximately 7% of the U.S. equities markets. The Index tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging from US$1 billion to US$4.4 billion. The calculation of the level of the Underlying Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991.

S&P chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include U.S. company status, a market capitalization range between $210 million and $7.06 billion, financial viability, adequate liquidity, and a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the Underlying Index, with the approximate percentage of the market capitalization of the Underlying Index included in each group as of January 30, 2012 indicated in parentheses: Consumer Discretionary (13.08%); Consumer Staples (4.16%); Energy (6.62%); Financials (20.48%); Health Care (10.22%); Industrials (16.91%); Information Technology (15.86%); Materials (6.87%); Telecommunication Services (0.50%); and Utilities (5.30%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

S&P calculates the Underlying Index by reference to the prices of the constituent stocks of the Underlying Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Underlying Index constituent stocks and received the dividends paid on those stocks.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

Computation of the Underlying Index

While S&P currently employs the following methodology to calculate the Underlying Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Underlying Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Underlying Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Underlying Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index.

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Underlying Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology. The level of the Underlying Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time.

The actual total market value of the component stocks on the base date of June 28, 1991 has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it serves as a link to the original base period level of the Underlying Index. The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Index, and do not require index divisor adjustments.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

To prevent the level of the Underlying Index from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Index remains constant and does not reflect the corporate actions of individual companies in the Underlying Index. Index divisor adjustments are made after the close of trading and after the calculation of the Underlying Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Underlying Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2009, 2010, and 2011, and the period from January 1, 2012 to January 31, 2012.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)
1/1/2009	3/31/2009	102.46	72.55	88.65
4/1/2009	6/30/2009	110.17	86.52	105.31
7/1/2009	9/30/2009	130.73	97.92	125.28
10/1/2009	12/31/2009	134.83	118.38	131.76

1/1/2010	3/31/2010	145.35	123.76	143.16
4/1/2010	6/30/2010	154.78	125.00	129.16
7/1/2010	9/30/2010	147.49	125.60	145.59
10/1/2010	12/31/2010	166.35	143.58	164.68

1/1/2011	3/31/2011	179.66	163.43	179.55
4/1/2011	6/30/2011	184.97	167.77	177.40
7/1/2011	9/30/2011	183.97	139.82	142.13
10/1/2011	12/31/2011	167.38	133.00	159.54

1/1/2012	1/31/2012	172.72	158.46	170.00

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Bullish Enhanced Return Notes Linked to the S&P® Midcap 400 ETF Trust, Due August 5, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 3, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBC Capital Markets, LLC